FIRST NATIONAL OF NEBRASKA
Offer To Purchase For Cash
Shares Of Its Common Stock
Held By Holders Of 99 Or Fewer Shares
At A Purchase Price Of $3,500 Net Per Share

THE OFFER TO PURCHASE EXPIRES AT 5:00 P.M.,
CENTRAL DAYLIGHT TIME, ON JULY 10, 2002.

To Our Clients:

              Enclosed for your consideration are the Offer to Purchase, dated June 6, 2002, (white document in your package) and the related Letter of Transmittal, (blue document in your package) which together constitute the "Offer," in connection with the Offer by First National of Nebraska ("First National"), to purchase shares of its common stock (the "Shares"), held by holders of 99 or fewer Shares at a purchase price of $3,500 per Share, upon the terms and subject to the conditions set forth in the Offer.

              We are the owner of record of Shares held for your account. Therefore, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

              Please instruct us as to whether you wish us to tender the Shares we hold for your account on the terms and subject to the conditions of the Offer.

              We call your attention to the following:

1.	Only those shareholders owning 99 or fewer Shares are eligible to participate in this tender offer.
2.	If you decide to accept the tender offer, you must tender all of the Shares that you own, either in your name or beneficially. Partial tenders will not be accepted.
3.
First National intends to deregister its common stock with the Securities and Exchange Commission and become a private company if, after the completion of the tender offer, it has fewer than 300 shareholders of record.
4.	The Offer will expire at 5:00 p.m., Central Daylight Time, on July 10, 2002.
5.	You may withdraw your tender at any time up to the expiration of the tender offer.

              If you wish to have us tender your Shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form (purple document in your package). An envelope to return your Instruction Form to us is enclosed.

              YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER EXPIRES AT 5:00 P.M., CENTRAL DAYLIGHT TIME, ON JULY 10, 2002.

              The Offer is being made to all holders of 99 or fewer Shares. First National is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If First National becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, First National will make a good faith effort to comply with the law. If, after a good faith effort, First National cannot comply with the law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in that jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on First National's behalf by Keefe, Bruyette & Woods, Inc., the Dealer Manager for the tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

              IF YOU HOLD MORE THAN 99 SHARES OF FIRST NATIONAL OF NEBRASKA COMMON STOCK, THE ENCLOSED OFFERING DOCUMENTS HAVE BEEN PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY.